UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Global Crossing Airlines Group Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37960G401
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.	37960G401
1.	Name of reporting person Alterna Capital Partners LLC
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) IA, HC, PN

2

CUSIP No.	37960G401
1.	Name of reporting person Alterna Core Capital Assets Fund II, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) HC, PN

3

CUSIP No.	37960G401
1.	Name of reporting person Alterna General Partner II LLC
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) IA, HC, PN

4

CUSIP No.	37960G401
1.	Name of reporting person Alterna Aircraft Leasing LLC
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) HC, PN

5

CUSIP No.	37960G401
1.	Name of reporting person Earle Goldin
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) HC, IN

6

CUSIP No.	37960G401
1.	Name of reporting person Roger P. Miller
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) HC, IN

7

CUSIP No.	37960G401
1.	Name of reporting person Eric M. Press
2.	Check the appropriate box if a member of a group (see instructions)
	(a)	X
(b)
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,016,129
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,016,129
9.	Aggregate amount beneficially owned by each reporting person 2,016,129
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in row (9) 5.8%
12.	Type of reporting person (see instructions) HC, IN

8

Item 1.	Name and Address of Issuer

(a)-(b) This statement on Schedule 13G relates to Global Crossing Airlines Group Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida 33166.

Item 2.	Identity and Background of Reporting Persons.

(a), (c) This statement on Schedule 13G is being filed by:

(i)	Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”);
(ii)	Alterna General Partner II LLC, a Delaware limited liability company (the “Fund II GP”);
(iii)	Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (the “Fund II”);
(iv)	Alterna Aircraft Leasing LLC, a Delaware limited liability company (“Aircraft Leasing”);
(v)	Earle Goldin, Roger P. Miller, and Eric M. Press, each a citizen of the United States of America (together with Alterna, Fund II GP, Fund II and Aircraft Leasing, the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Alterna Capital Partners LLC, 10 Corporate Dr. Suite 2204 Bedford NH 03110.

(d)-(e) This statement on Schedule 13G relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer, CUSIP No. 37960G401.

Item 3.	Statements Filed Pursuant toto §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☒	An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non–U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non–U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

(a)-(c) Based upon information obtained from the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission on March 10, 2023, an aggregate of 34,821,892 shares of Common Stock were issued and outstanding as of March 1, 2023.

9

Based upon the foregoing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,016,129 shares of Common Stock (the “Subject Securities”), representing approximately 5.8% of the Issuer’s outstanding Common Stock, which are issuable upon exercise of a common stock purchase warrant, at an exercise price of $1.24 per share, with an expiration date of March 17, 2024.

Aircraft Leasing directly holds and has the power to vote and dispose of the Subject Securities. Fund II owns all of the outstanding equity interests of Aircraft Leasing, accordingly Fund II may be deemed to beneficially own the Subject Securities held by Aircraft Leasing. Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by Aircraft Leasing, accordingly Alterna may be deemed to beneficially own the Subject Securities held by Aircraft Leasing. Fund II GP, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by Aircraft Leasing, accordingly Fund II GP may be deemed to beneficially own the Subject Securities held by Aircraft Leasing. Each of Messrs. Goldin, Miller and Press, by virtue of their roles as managing partners of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by Aircraft Leasing, accordingly each may be deemed to beneficially own the Subject Securities held by Aircraft Leasing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

The disclosures set forth in Item 4 are incorporated herein by reference.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

10

Exhibit	Description
99.1	Joint Filing Agreement, dated as of August 25, 2014, by and among Alterna Capital Partners LLC, Alterna General Partner II LLC, Alterna Core Capital Assets Fund II, L.P., AC Midwest Energy LLC, Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 25, 2014).

11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

Alterna Capital Partners LLC

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

Alterna Aircraft Leasing LLC

By:	Alterna Core Capital Assets Fund II, L.P.
Its:	Manager

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Earle Goldin
Earle Goldin

ROGER P. MILLER

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Earle Goldin
Earle Goldin
Attorney-in-Fact

12